Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Earnings:
Income (loss) before income taxes	$43	$25	$(2)	$(22)
Less: capitalized interest	(11)	(7)	(19)	(12)
Add: fixed charges	83	64	161	121
Adjusted earnings	$115	$82	$140	$87
Fixed charges:
Interest expense	$54	$42	$105	$78
Amortization of debt costs	2	—	3	1
Rent expense representative of interest	27	22	53	42
Total fixed charges	$83	$64	$161	$121
Ratio of earnings to fixed charges(1)	1.40	1.29	—	—

(1)	Earnings were inadequate to cover fixed charges by $21 million and $34 million for the six months ended June 30, 2007 and 2006, respectively.